BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. TO EXHIBIT AT THE VALUERICH SMALL CAP FINANCIAL EXPO IN NEW YORK

TORONTO, ON – September 9, 2005, Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to announce that it will participate in the ValueRich small cap financial expo to be held at The Jacob K. Javits convention centre in New York City on September 14th and 15th. Our Booth # is 156 located on Level 4 Galleria.

Bontan will present on September 14 at Room 3 at 3:30 to 3:55. Anyone that is interested in attending the conference please see the link below.

To receive this special discount, type in the text box “per Lance”

 ValueRich Small Cap Conference 9/14-9/15 2005 NYC
www.valuerichonline.com

The ValueRich small cap financial expo will be attended by over 400 buy-side financial professionals and is the only show which offers the opportunity to meet with multiple investment banking firms.

Bontan will be among the 120 companies show-casing its business activities

Bontan CEO, Kam Shah comments, “ We are proud to show case the achievements of our company at such an important event. We hope to attract some institutional investors and further enhance the profile of our company.”

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana where drilling commenced on its initial test well on August 21, 2005.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.